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December 23, 2015	Mark R. Busch, Esq.
mark.busch@klgates.com

T +1 704.331.7440
F +1 704.353.3140

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Hillary Daniels

Re:	Exact Sciences Corporation
Form 10-K
Filed February 27, 2015
File No. 001-35092

Ladies and Gentlemen:

On behalf of Exact Sciences Corporation (the “Company”), this letter responds to the comments in the letter from the staff of the Securities and Exchange Commission (the “Commission”) dated December 18, 2015, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the Commission on February 27, 2015 (the “Filing”).

For ease of review, the staff’s comment is repeated below and immediately followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2014

1.              Please confirm that in future filings, in addition to being signed by the company’s principal executive officer and principal financial officer, the report will be signed by the company’s principal accounting officer or controller.  See Form 10-K, General Instruction D(2)(a).

The Company respectfully acknowledges the staff’s comment and will include in future Form 10-K filings the signature of the Company’s principal accounting officer or controller.

I hereby confirm on behalf of the Company that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please call the undersigned at 704.331.7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:        Kevin T. Conroy
D. Scott Coward